EXHIBIT 99.18

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release October 21, 2003 Symbol: ORZ.TSX

OREZONE FINANCING FULLY SUBSCRIBED
OVER ALOTMENT FILLS TO $10.1 MILLION IN BOUGHT DEAL

OREZONE RESOURCES INC. (ORZ.TSX) is pleased to announce that the underwriters of its private placement financing for 9 million units at $0.90 per unit announced October 9, 2003, have exercised their option to subscribe to an additional 2.2 million units for additional proceeds of $2 million. The result is a total of $10.1 million in gross funds to the company on a bought deal basis.

The underwriters are a syndicate co-lead by Canaccord Capital Corporation and BMO Nesbitt Burns Inc. including Pacific International Securities Inc, and Westwind Partners Inc. Each unit consists of one common share and one half of a common share purchase warrant. Each whole common share purchase warrant will entitle the holder to purchase one common share at a price of $1.20 for eighteen months from the closing date. The securities issuable under the private placement will be subject to a four month hold period from the closing date. Completion of the transaction is expected by October 24, 2003 subject to a number of conditions precedent including regulatory approval.

Orezone is an emerging gold producer focused on adding shareholder value through the exploration and development of its advanced gold projects in West Africa.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

For further information please contact:
Ron Little, President
Orezone Resources Inc.
174 Cobourg St., Suite 201, Ottawa Ontario Canada K1N 8H5 tel 613 241 3699 fax 613 241 6005
e-mail:  info@orezone.com      website:  www.orezone.com